

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

December 7, 2010

Albert L. Reese Jr.
Chief Financial Officer
ATP Oil & Gas Corporation
4600 Post Oak Place, Suite 200
Houston, Texas 77027

> **Re:** **ATP Oil & Gas Corporation**
> **Registration Statement on Form S-4**
> **Filed October 12, 2010**
> **File No. 333-169880**
>
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **File No. 1-32647**

Dear Mr. Reese:

We have reviewed your letter dated November 18, 2010 and have the following comment.

Form 10-K for Fiscal Year Ended December 31, 2009

General

1. We note your response to comment 3 in our letter dated November 5, 2010. Please discuss further the resources that you have allocated to address any environmental harm, including the amount of money you are prepared to spend on such efforts, how the money would be spent, the number of employees that will be involved, and any equipment that you own.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Sean Donahue at (202) 551-3579, Alexandra Ledbetter at (202) 551-3317, or me at (202) 551-3740 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director